NATIXIS FUNDS TRUST I

NATIXIS FUNDS TRUST II

NATIXIS FUNDS TRUST IV

NATIXIS CASH MANAGEMENT TRUST

LOOMIS SAYLES FUNDS I

LOOMIS SAYLES FUNDS II

GATEWAY TRUST

HANSBERGER INTERNATIONAL SERIES

(the “Trusts”)

March 26, 2010

Via EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Natixis Funds Trust I
(File Nos.: 2-98326 and 811-4323)

Natixis Funds Trust II
(File Nos.: 02-11101 and 811-242)

Natixis Funds Trust IV
(File Nos.: 333-37314 and 811-09945)

Natixis Cash Management Trust
(File Nos.: 2- 68348 and 811-2819)

Loomis Sayles Funds I
(File Nos.: 33-22931 and 811-8282)

Loomis Sayles Funds II
(File Nos.: 33-39133 and 811-6241)

Gateway Trust
(File Nos.: 333-144744 and 811-22099)

Hansberger International Series
(File Nos.: 333-8919 and 811-7729)

Dear Sir or Madam:

Conveyed herewith pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 and Rule 101(a)(1)(iii) of Regulation S-T for use in connection with a special meeting of shareholders of the series of the Trusts is the form of letter to shareholders, notice of special meeting of shareholders, notice regarding the availability of proxy materials, preliminary proxy statement and form of proxy card for the Trusts.

The special meeting of shareholders is scheduled for May 27, 2010 and is being called for the purposes of submitting proposals (i) to elect Trustees for each of the Trusts, (ii) to approve changes to each Hansberger International Series Fund’s fundamental investment policies and (iii) to transact such other business as may properly come before the Meeting or any adjournments thereof.

The Trusts expect to begin mailing the proxy materials to shareholders on or about April 14, 2010.

Please direct any comments you may have to me at 617-449-2818. Thank you for your attention to this matter.

Sincerely,

/s/ John DelPrete
John DelPrete
Assistant Secretary